SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

Illinois Superconductor Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

452284102
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.: 452284102


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,341,170

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,341,170

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,341,170

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,341,170

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,341,170

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,341,170

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,341,170

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,341,170

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,341,170

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock, par value $.001 (the "Common Stock") of Illinois Superconductor Corporation (the "Issuer"). The
Issuer's principal executive office is located at 451 Kingston Court, Mt. Prospect, Illinois 60056 .

ITEM 2.  Identity and Background

         (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a
Delaware corporation ("Martley"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

         BRAXTON LP

         The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Braxton LP is the furnishing of investment advisory services.

         The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

NAME                     ADDRESS                      OCCUPATION
Paul E. Singer           712 Fifth Avenue 36th Floor  General partner of Elliott
                         New York, New York 10019     and Braxton LP and
                                                      President of Martley

Braxton Associates,
 Inc.                    712 Fifth Avenue 36th Floor   The principal business of
                         New York, New York 10019      Braxton Associates, Inc.
                                                       is serving as general
                                                       partner of Braxton LP

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME                     ADDRESS                      OCCUPATION
Paul E. Singer           712 Fifth Avenue             General partner of Elliott
                         36th Floor                   and Braxton LP and
                         New York, New York  10019    President of Martley

         WESTGATE

         The business address of Westgate is Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

         The principal business of Westgate is to purchase, sell, trade and invest in securities.

         The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME                    ADDRESS                        OCCUPATION
Hambledon, Inc.         c/o Midland Bank Trust         General partner of
                        Corporation (Cayman) Limited   Westgate
                        P.O. Box 1109
                        Mary Street
                        Grand Cayman
                        Cayman Islands
                        British West Indies

         HAMBLEDON, INC.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME                     ADDRESS                      OCCUPATION
Paul E. Singer           712 Fifth Avenue             General partner of Elliott
                         36th Floor                   and Braxton LP and
                         New York, New York  10019    President of Martley

         MARTLEY INTERNATIONAL, INC.

         The business address of Martley is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Martley is to act as investment manager for Westgate.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Martley are as follows:

NAME                      ADDRESS                     OCCUPATION
Paul E. Singer            712 Fifth Avenue            General partner of Elliott
                          36th Floor                  and Braxton LP and
                          New York, New York  10019   President of Martley

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration


         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $3,364,811.71

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $3,364,810.71


ITEM 4.  Purpose of Transaction

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         Pursuant to an Amendment to Securities Purchase Agreement dated as of March 31, 1999 to which Elliott, Westgate and the Issuer are parties, Elliott and Westgate, along with the other parties to such agreement, have the collective right, under certain circumstances, to appoint members to the Issuer's Board of Directors. This agreement is incorporated herein by reference to the Issuer's Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998, which was filed with the Securities and Exchange Commission on Form 10-K on March 31, 1999.

         Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer

         (a) In accordance with the Ownership Limitation (described below), Elliott beneficially owns an aggregate of 1,341,170 shares of Common Stock, constituting 9.9% of all of the outstanding shares of Common Stock. Elliott currently holds the following securities of the Issuer:

                  - $833,334 face amount of the Issuer's 6% Senior Convertible Notes due May 15, 2002 ("6% Notes") which are presently convertible into 740,741 shares of Common Stock,

                  - $1,111,111 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("2% Notes") which are presently convertible into 740,740 shares of Common Stock,

                  - $1,388,889 face amount of the Issuer's 6% Senior Convertible Notes due May 15, 2002 ("Amended 6% Notes") which are presently convertible into 1,234,568 shares of Common Stock,

   - Warrants expiring on March 31, 2002 ($1.4625 strike price) exercisable for 333,334 shares of Common Stock ("6% Warrants"),

   - Warrants expiring on March 31, 2002 ($1.4625 strike price) exercisable for 555,556 shares of Common Stock ("Amended 2% Warrants"),

   - Warrants expiring on May 15, 2001 ($3.75 strike price) exercisable for 444,444 shares of Common Stock ("2% Warrants"), and

   - Warrants expiring on October 29, 2001 ($10.60 strike price) exercisable for 17,391 shares of Common Stock.

         In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Elliott disclaims beneficial ownership of 2,725,604 shares of Common Stock, since the amount of shares of Common Stock into which Elliott, Westgate, and Martley's 6% Notes, 2% Notes, 6% Warrants, Amended 2% Warrants and 2% Warrants are each convertible or exchangeable is limited, pursuant to the terms of such instruments, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation").

         Together, and in accordance with the Ownership Limitation, Westgate and Martley beneficially own an aggregate of 1,341,170 shares of Common Stock, constituting 9.9% of all of the outstanding shares of Common Stock. Westgate and Martley currently hold the following securities of the Issuer:

                  - $833,333 face amount of 6% Notes which are presently convertible into 740,740 shares of Common Stock,

                  - $1,111,112 face amount of 2% Notes which are presently convertible into 740,741 shares of Common Stock,

                  - $1,388,888 face amount of Amended 6% Notes which are presently convertible into 1,234,567 shares of Common Stock

                  - 6% Warrants exercisable for 333,333 shares of Common Stock,

                  - Amended 2% Warrants exercisable for 555,555 shares of Common
                    Stock,

                  - 2% Warrants exercisable for 444,445 shares of Common Stock,
                    and

                  - Warrants expiring on October 29, 2001 ($10.60 strike price) exercisable for 17,391 shares of Common Stock.

         In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Westgate and Martley disclaim beneficial ownership of 2,725,602 shares of Common Stock due to the Ownership Limitation (described above).

         In accordance  with the  Ownership  Limitation,  Elliott,  Westgate and
Martley's aggregate beneficial ownership of Common Stock equals 1,341,170 shares, comprising 9.9 % of all of the outstanding shares of Common Stock, and beneficial ownership of any additional shares is expressly disclaimed.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c)      See Item 3 above.

Other than the transaction described in Item 3 above, no other transactions with respect to the Common Stock were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  See Items 4 and 5(a) above.

ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 7, 1999               ELLIOTT ASSOCIATES, L.P.

                                            By: Braxton Associates, L.P.,
                                                     as General Partner

                                            By: Braxton Associates, Inc.,
                                                     as General Partner


                            By: /s/ Elliot Greenberg
                                 Elliot Greenberg
                                 Vice President



                                            WESTGATE INTERNATIONAL, L.P.

                                            By: Martley International, Inc.
                                                     as attorney-in-fact


                            By: /s/ Elliot Greenberg
                                 Elliot Greenberg
                                 Vice President


                                            MARTLEY INTERNATIONAL, INC.


                            By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Illinois Superconductor Corporation dated April 7, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  April 7, 1999               ELLIOTT ASSOCIATES, L.P.

                                            By: Braxton Associates, L.P.,
                                                     as General Partner

                                            By: Braxton Associates, Inc.,
                                                     as General Partner


                            By: /s/ Elliot Greenberg
                                 Elliot Greenberg
                                 Vice President



                                            WESTGATE INTERNATIONAL, L.P.

                                            By: Martley International, Inc.
                                                     as attorney-in-fact


                            By: /s/ Elliot Greenberg
                                 Elliot Greenberg
                                 Vice President


                                            MARTLEY INTERNATIONAL, INC.


                            By: /s/ Elliot Greenberg
                                 Elliot Greenberg
                                 Vice President